TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS SECOND QUARTER 2015 OPERATING RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Condensed Consolidated Interim
Financial Statements for the three months ended June 30, 2015 for more information.

Toronto, Ontario, August 5, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its financial and operating results for the second quarter ended June 30, 2015.

"We've adapted very well to gold price volatility in the past, reducing our cost structure by more than $175 million since 2013," said Steve Letwin, President and CEO of IAMGOLD. "In this gold price environment we have to do even more. As we optimize our mine plans, we continue our efforts to further reduce operating costs and sustaining capital. Additionally, we are reviewing our future development projects. Consequently, negotiations related to the potential acquisition of our partner's interest in Sadiola have been suspended. Maintaining liquidity is the prudent thing to do in this environment, and fortunately we have a strong balance sheet with $836 million in cash and bullion.

"Gold production of 410,000 ounces in the first six months was up 8% year-over-year, with 202,000 ounces produced in the second quarter," continued Mr. Letwin. "Essakane began processing ore from the Falagountou pit and the cost efficiency initiatives designed to optimize Rosebel's performance are being implemented at Essakane. Looking ahead, we expect enhanced performance at these two operations in the second half of the year. At Sadiola we expect to continue mining and processing the oxides well into 2016. Westwood production was short of expectations in the second quarter due to the localized ground fall following the seismic event on May 26th. With seismic activity common in the Abitibi region, we will advance development at a pace that is safe and reflects that reality."

Second Quarter 2015 Overview:

- Attributable gold production of 202,000 oz.; with gold sales of 195,000 oz.
- Production commenced at Essakane's Falagountou deposit.
- All-in sustaining costs[1,2] of $1,076/oz; lower than $1,113/oz in Q1/15 and $1,136/oz in Q2/14
- Total cash costs[1,2,3] of $817/oz.; lower than $846/oz in Q1/15 and $881/oz in Q2/14.
- Cash, cash equivalents and gold bullion (at market value) of $836.4 million at June 30, 2015.
- Net cash from operating activities of $31.7 million, bringing year-to-date net cash to $61.7 million.
- 2015 production guidance revised due to localized ground fall following a seismic event at Westwood on May 26, 2015:
  - Westwood: from 110,000-130,000 oz. to 60,000-75,000 oz.
  - Consolidated (attributable): from 820,000-860,000 oz. to 780,000-815,000 oz.
- 2015 total cash cost guidance maintained at $850-$900/oz. and AISC at $1,075-$1,175/oz.

Subsequent to Quarter-end:

- July 20, 2015 - assay results at the Boto project in Senegal confirmed continuity of mineralization with frequent high grades over wide intervals and a deposit that remains open at depth. Highlights include 36 metres grading 3.59 g/t Au, including 7 metres grading 9.46 g/t Au.

- July 7, 2015 - assay results at the Pitangui project in Brazil confirmed continuity of targeted zones with the intersection of thicker intervals of higher grade mineralization. Highlights include 11.9 metres grading 6.84 g/t Au, including 3 metres grading 17.0 g/t Au.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,	
Financial Results ($ millions, except where noted)	**2015**	2014	**2015**	2014
Continuing Operations				
Revenues	$ **226.5**	$ 231.4	$ **471.2**	$ 448.7
Cost of sales	$ **228.8**	$ 206.8	$ **460.5**	$ 392.0
Earnings (loss) from continuing mining operations[1]	$ **(2.3)**	$ 24.6	$ **10.7**	$ 56.7
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$ **(19.7)**	$ (16.0)	$ **4.4**	$ (12.3)
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$ **(0.05)**	$ (0.04)	$ **0.01**	$ (0.03)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$ **(30.8)**	$ 8.8	$ **(57.5)**	$ 20.9
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$ **(0.08)**	$ 0.02	$ **(0.15)**	$ 0.06
Net cash from operating activities including discontinued operations	$ **31.7**	$ 96.8	$ **61.7**	$ 124.9
Net cash from operating activities before changes in working capital including discontinued operations[1]	$ **45.6**	$ 70.1	$ **100.4**	$ 134.7
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$ **0.12**	$ 0.19	$ **0.26**	$ 0.36
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$ **—**	$ 6.2	$ **40.6**	$ 24.0
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$ **—**	$ 0.02	$ **0.10**	$ 0.07
Key Operating Statistics				
Gold sales – attributable (000s oz)	**195**	192	**403**	368
Gold commercial production – attributable (000s oz)	**202**	197	**410**	368
Gold production – attributable[2] (000s oz)	**202**	206	**410**	378
Average realized gold price[1] ($/oz)	$ **1,194**	$ 1,288	$ **1,208**	$ 1,287
Total cash costs[1,3,4] ($/oz)	$ **817**	$ 881	$ **832**	$ 883
Gold margin[1] ($/oz)	$ **377**	$ 407	$ **376**	$ 404
All-in sustaining costs[1,4] ($/oz)	$ **1,076**	$ 1,136	$ **1,095**	$ 1,165

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2] Attributable gold production includes Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively.

[3] The total cash costs computation does not include Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively.

[4] Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

SECOND QUARTER 2015 HIGHLIGHTS

Financial Performance

- Revenues from continuing operations for the second quarter 2015 were $226.5 million, down 2% from the same prior year period. The decrease was the result of a lower realized gold price ($15.1 million) and lower royalties following the sale of the Diavik royalty asset ($2.3 million), partially offset by higher gold sales from owner-operated mines of 12,000 ounces ($12.3 million). The higher sales volume was mainly due to the inclusion of Westwood's revenues in the operating results after commencing commercial production in the third quarter 2014, partially offset by lower sales at Rosebel and Essakane and the closure of Mouska.
- Cost of sales from continuing operations for the second quarter 2015 was $228.8 million, up $22.0 million from the same prior year period. The increase was mainly the result of higher depreciation expense ($20.1 million) and an increase in operating costs ($3.8 million), partially offset by lower royalties due to lower realized gold prices ($1.9 million). The marginal increase in operating costs was mainly due to the commencement of commercial production at Westwood in the third quarter 2014 ($27.5 million), almost fully offset by lower operating costs at Essakane ($12.3 million) and Rosebel ($9.1 million) and the closure of Mouska ($2.5 million).
- Depreciation expense from continuing operations for the second quarter 2015 was $66.4 million, up $20.1 million from the second quarter 2014. This was primarily due to commencement of commercial production at Westwood in the third quarter 2014, higher amortization of capitalized stripping and higher production at Rosebel, and lower reserves at Essakane and Rosebel, partially offset by lower amortization of capitalized stripping at Essakane.
- Income tax expense from continuing operations for the second quarter 2015 was $6.7 million, up $1.4 million from the same prior year period. The increase was mainly due to an increase in the non-cash deferred tax expense as a result of the strengthening U.S. dollar. This reduced the tax basis of mining assets in foreign jurisdictions, which lowered the future estimated tax deductions available when translated into U.S. dollars.
- Net loss from continuing operations attributable to equity holders for the second quarter 2015 was $19.7 million or $0.05 per share, down $2.5 million from the same prior year period. The improvement was mainly due to higher net earnings from associates and joint ventures ($13.3 million), net changes in estimates of asset retirement obligations at closed sites ($7.3 million), higher non-hedge derivative gains ($5.5 million) and lower exploration expense ($3.5 million), partially offset by higher cost of sales ($22.0 million), lower revenues ($4.9 million) and lower capitalized interest ($4.9 million).
- Net earnings for Niobec were presented separately as net earnings from discontinued operations, net of income taxes, in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for the second quarter 2015 were $nil, down $6.2 million from the same prior year period. The decrease was the result of the sale of Niobec in the first quarter 2015.
- The adjusted net loss including discontinued operations attributable to equity holders[1] for the second quarter 2015 was $30.8 million ($0.08 per share[1]), down $39.6 million ($0.10 per share) from adjusted net earnings of $8.8 million ($0.02 per share[1]) for the same prior year period.
- Net cash from operating activities including discontinued operations was $31.7 million for the second quarter 2015, down $65.1 million from the second quarter 2014. The decrease was mainly due to higher inventory ($24.3 million), higher receivables ($16.0 million), net settlement of derivatives ($7.4 million) and the absence of earnings from Niobec, which was sold in the first quarter 2015 ($6.2 million), partially offset by lower income taxes paid ($4.8 million).
- Net cash from operating activities before changes in working capital[1] including discontinued operations for the second quarter 2015 was $45.6 million ($0.12 per share[1]), down $24.5 million ($0.07 per share[1]) from the same prior year period.

Financial Position

- Cash, cash equivalents and gold bullion (at market value) were $836.4 million as at June 30, 2015 compared with $889.1 million as at March 31, 2015. The decrease was mainly due to spending on property, plant and equipment ($57.2 million), interest paid ($16.6 million), income taxes paid ($3.4 million) and a decrease in the market value of gold bullion ($2.1 million), partially offset by cash generated from operating activities ($35.1 million).

Production and Costs

Gold Operations

- Attributable gold production was 202,000 ounces, inclusive of joint venture operations, in the second quarter 2015 compared to 206,000 ounces in the second quarter 2014. The lower production was mainly due to the closure of Mouska (11,000 ounces) and lower grades at Sadiola (7,000 ounces), partially offset by higher production at Westwood, which commenced commercial production in the third quarter 2014 (14,000 ounces).

- Attributable gold sales of 195,000 ounces, inclusive of joint venture operations, for the second quarter 2015 was below attributable gold production of 202,000 ounces, mainly due to timing of sales at Essakane.

- Total cash costs[1,2,3] for the second quarter 2015 were $817 per ounce produced, down $64 an ounce from the second quarter 2014. The decrease was mainly due to the favourable impact on production from higher grades at Rosebel and Essakane, as well as lower mining costs at our joint ventures. Partially offsetting the improvements at these operations were higher costs at Westwood as it was not in commercial production in the second quarter 2014. Total cash costs for the second quarter included:
    - Realized hedge and non-hedge derivative losses, which increased total cash costs by $44 per ounce ($nil for Q2/14).
    - Normalization of Westwood's costs by $5.4 million due to the impact of the seismic event, which reduced total cash costs by $27 per ounce at the consolidated level.

- All-in sustaining costs[1,2] were $1,076 per ounce sold in the second quarter 2015, down $60 an ounce from the second quarter 2014. The improvement was mainly due to higher sales volume and lower cash costs partially offset by higher sustaining capital expenditures. All-in sustaining costs for the second quarter included:
    - Realized hedge and non-hedge derivative losses, which increased all-in sustaining costs by $53 per ounce ($nil for Q2/14).
    - Normalization of Westwood's cash costs by $5.4 million due to the impact of the seismic event, which reduced all-in sustaining costs by $28 per ounce at the consolidated level.

Commitment to Zero Harm Continues

- Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate[4]), for the second quarter 2015 was 1.14 compared to the target of 0.69, which was based on a very low rate in 2014. The higher DART rate in the second quarter was attributed to the localized ground fall following a seismic event at the Westwood mine on May 26, 2015. While no employees were physically injured, the event did result in some employees being absent subsequent to the event.

Production and Cost Outlook for 2015

- On June 29, 2015 we announced a revision to our gold production guidance for 2015 from 820,000-860,000 ounces to 780,000-815,000 ounces. This reflects a reduction in Westwood's production guidance to 60,000-75,000 ounces due to the seismic event. Partially offsetting the reduced guidance for Westwood is a 10,000 ounce increase in our production outlook for our joint venture operations in Mali to 70,000 ounces.

- We are maintaining our total cash cost guidance of $850 - $900 per ounce and all-in sustaining cost guidance of $1,075 - $1,175 per ounce.

ATTRIBUTABLE GOLD PRODUCTION, ALL-IN SUSTAINING (AISC) AND TOTAL CASH COSTS

Three months ended June 30,	Gold Production (000s oz)		Total Cash Costs[1,2,3] ($/ oz. produced)		AISC[1,3] ($/ oz. sold)	
	2015	2014	2015	2014	2015	2014
Owner-operator						
Rosebel (95%)	71	68	$ 864	$ 942	$ 1,104	$ 1,216
Essakane (90%)	89	92	802	848	1,022	941
Westwood[4] (100%)	23	11	837	490	1,044	693
	183	171	831	861	1,112	1,137
Joint ventures						
Sadiola (41%)	17	24	658	949	706	1,050
Yatela (40%)	2	2	976	1,563	1,003	1,910
	19	26	688	1,008	736	1,130
Total commercial operations	202	197	817	881	1,076	1,136
Westwood (100%)	—	9	—	—	—	—
	202	206	817	881	1,076	1,136
Cash costs, excluding royalties			768	818		
Royalties			49	63		
Total cash costs			$ 817	$ 881		
All-in sustaining costs					$ 1,076	$ 1,136

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2] The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.

[3] By product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[4] Amounts for 2014 related to the Mouska Mine, which closed in the third quarter 2014.

Six months ended June 30,	Gold Production (000s oz)		Total Cash Costs[1,2,3] ($/ oz. produced)		AISC[1,3] ($/ oz. sold)	
	2015	2014	2015	2014	2015	2014
Owner-operator						
Rosebel (95%)	147	148	$ 857	$ 872	$ 1,069	$ 1,117
Essakane (90%)	178	160	781	859	1,004	1,068
Westwood[4] (100%)	45	11	983	490	1,277	814
	370	319	836	852	1,123	1,160
Joint ventures						
Sadiola (41%)	36	43	778	1,019	815	1,099
Yatela (40%)	4	6	943	1,556	997	1,896
	40	49	794	1,086	832	1,199
Total commercial operations	410	368	832	883	1,095	1,165
Westwood (100%)	—	10	—	—	—	—
	410	378	832	883	1,095	1,165
Cash costs, excluding royalties			783	819		
Royalties			49	64		
Total cash costs			$ 832	$ 883		
All-in sustaining costs					$ 1,095	$ 1,165

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2] The total cash costs computation does not include Westwood pre-commercial production for the six months ended June 30, 2014 of 10,000 ounces.

[3] By product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[4] Amounts for 2014 related to the Mouska Mine, which closed in the third quarter 2014.

SECOND QUARTER 2015 - OPERATIONS ANALYSIS BY MINE SITE

(Refer to the MD&A for further details and analyses of our operations.)

WESTWOOD MINE – CANADA (IAMGOLD Interest – 100%)

In the second quarter 2015, Westwood produced 23,000 ounces of gold. Although flat with the first quarter, production was below expectation due to the localized fall of ground following a seismic event on May 26, 2015. Total cash costs were $837 per ounce produced and all-in sustaining costs were $1,044 per ounce sold. In accordance with International Financial Reporting Standards, we reduced the costs attributed to inventory by $5.4 million to normalize for the amount of fixed overhead allocated on a per unit basis as a consequence of the low quarterly production. As a result, cash costs and all-in sustaining costs were reduced by $244 per ounce produced and $207 per ounce sold, respectively.

Westwood's gold production in the second half of the year is expected to be lower than the first half due to the change in mine sequencing resulting from the seismic event. Westwood's production guidance for 2015 is expected to range between 60,000-75,000 ounces. All-in sustaining costs for 2015 are expected to range between $1,300 and $1,400 per ounce sold, although we are reviewing this range with the objective of lowering it. Due to the lower production guidance for Westwood in 2015, we don't expect the higher cost guidance to have a material impact on consolidated unit costs, and are therefore maintaining cost guidance at the consolidated level.

While mining continues in the unaffected areas, we will proceed at a pace of underground development that is safe and that optimizes the future development of the resource.

ROSEBEL MINE – SURINAME (IAMGOLD Interest – 95%)

Rosebel produced 71,000 attributable ounces of gold in the second quarter 2015 compared to 76,000 ounces in the first quarter 2015, mainly the result of lower throughput. Although the proportion of soft rock increased from 16% in the first quarter to 28% in the second quarter, the volume of material mined was lower.

Compared to the second quarter 2014, production increased by 6% reflecting higher grades and recovery, partially offset by lower throughput. The 8% increase in the grade to 0.8 g/t Au was due to the sequence in which the pits are mined. Recoveries have benefitted from the optimization of the carbon handling and elution circuits implemented earlier in the year. Throughput was lower as the proportion of soft rock in the mill feed fell from 44% to 28%. Efforts continue at optimizing the mill feed blend in light of the continued decline in the percentage of soft rock.

Second quarter 2015 total cash costs were $864 per ounce produced and all-in sustaining costs $1,104 per ounce sold, compared to $850 per ounce and $1,037 per ounce, respectively, in the first quarter 2015. The increase over the previous quarter was the result of lower production.

Compared to the second quarter 2014, total cash costs per ounce produced and all-in sustaining costs per ounce sold were lower by 8% and 9%, respectively. Lower cash costs were mainly due to higher grades, lower mining and power costs driven mainly by lower fuel prices, lower mill consumables and the cost improvement program initiated in 2014. Lower sustaining capital expenditures contributed to the improvement in all-in sustaining costs. Our priorities continue to be on improving grades and increasing operating efficiency.

Attributable gold production guidance for Rosebel in 2015 is maintained at 290,000-300,000 ounces. We expect that approximately 70% of the mining activity will be at the longer-haul southern pits. And we expect the operation to continue benefitting from the optimization of the mill feed blend which has significantly improved circuit stability, reduced grinding media and reagent consumption, and reduced power usage.

The drilling program at Rosebel continues to target higher-grade, softer rock in the vicinity of the Rosebel operation and on the Sarafina Option property, with results assessed on an ongoing basis. We continue to evaluate possible transactions for other prospective properties with the potential for higher-grade, softer rock mineral resources.

ESSAKANE MINE - BURKINA FASO (IAMGOLD Interest – 90%)

In June 2015, mining commenced at the Falagountou deposit, 8 kilometres southeast of the Essakane main pit. As announced in April 2015, the Falagountou deposit contains an indicated resource of 12.5 million tonnes averaging 1.52 grams of gold per tonne for 613,000 ounces of gold (see news release dated April 23, 2015*).

In the second quarter, Essakane produced 89,000 attributable ounces of gold, a level unchanged from the first quarter 2015. This reflects a 9% increase in mill throughput as the percentage of soft and transition rock fed through the mill increased from 16% in the first quarter to 36% in the second quarter. The benefits of higher throughput were partially offset by lower grades. Half of the 278,000 tonnes mined at Falagountou in the month of June was ore. The favourable strip ratio helped offset the higher proportions of waste mined in the Essakane Main Zone pit.

Compared to the second quarter 2014, production was 3% lower as a 26% decrease in throughput was partially offset by a 28% increase in grade to 1.23 g/t Au. The decrease in throughput was the result of a decline in the proportion of soft rock in the mill feed from 29% to 18%.

Total cash costs in the second quarter 2015 were $802 per ounce produced and all-in sustaining costs $1,022 per ounce sold, compared to $761 per ounce and $988 per ounce, respectively, in the first quarter 2015.

Compared to the second quarter 2014, total cash costs per ounce produced were 5% lower mainly due to higher grades, lower fuel prices and mill consumables, and lower royalties resulting from lower gold prices. Partially offsetting these positive factors were an increased proportion of waste material mined and harder rock milled. All-in sustaining costs increased by 9% quarter-over-quarter mainly due to higher sustaining capital expenditures and lower gold sales. Sustaining capital expenditures in the second quarter 2015 were $16.0 million, an increase of $10.0 million from the same prior year period, primarily due to higher capitalized stripping and mine equipment costs.

Our outlook for 2015 remains positive, with attributable production expected to increase by about 10% to 360,000-370,000 ounces. We continue our intense focus on optimizing our mining and milling processes and are implementing many of the same operating efficiency initiatives that were rolled out at Rosebel in 2014.

SADIOLA MINE - MALI (IAMGOLD Interest – 41%)

Attributable gold production at Sadiola was 17,000 ounces in the second quarter 2015 compared to 19,000 ounces in the first quarter 2015. The slightly lower production from the previous quarter reflects lower grades, partially offset by higher throughput and recoveries.

Compared to the second quarter 2014, production was lower by 7,000 ounces mainly due to an 18% decline in grade to 1.1 g/t Au and a 3% decline in throughput, partially offset by higher recoveries.

Total cash costs in the second quarter 2015 were $658 per ounce produced, down $229 an ounce from the first quarter 2015. All-in sustaining costs were $706 per ounce sold, down $208 an ounce from the previous quarter.

Compared to the second quarter 2014, total cash costs per ounce produced were 31% lower and all-in sustaining costs 33% lower. The decrease in unit costs was primarily due to lower prices for fuel and other consumables, as well as favourable foreign exchange rates.

In light of the present gold price environment, we are reviewing all our capital spending programs, including future development projects. Therefore, negotiations related to the potential acquisition of AngloGold Ashanti's share of Sadiola and plans for its future expansion have been suspended. We expect to continue mining and processing the oxides well into 2016, and the site has initiated a reverse circulation drilling program to evaluate remnant oxide targets, which, given their potential to add incremental resources, could extend the current operations.

In the second quarter 2015, expenditures for exploration and project studies totaled $13.6 million, of which $8.0 million was expensed and $5.6 million capitalized. This compares to a total of $20.2 million for the same period in 2014. As previously disclosed, our exploration budget for 2015 is $56 million, of which $16 million will be capitalized. It should be noted that the capitalized portion is included in our $230 million capital spending guidance for 2015.

(Refer to our second quarter 2015 MD&A for additional disclosure)

Boto Gold – Senegal
The infill delineation drilling program initiated in 2014 on the Malikoundi deposit at our Boto project for the purpose of upgrading the resource has been completed. By the end of the second quarter, approximately 14,400 metres of diamond drilling were completed, including nearly 1,150 metres to provide geotechnical information in areas of proposed mine infrastructure. On July 20, 2015, we reported results from the final 26 drill holes, further confirming continuity of mineralization with frequent high grades over wide intervals, and indicating that the deposit appears open at depth. Highlights of these final results include 36 metres grading 3.59 g/t Au, including 7 metres grading 9.46 g/t Au and 25 metres grading 4.26 g/t Au, including 8 metres grading 8.8 g/t Au. Results are being incorporated into a revised resource estimate, which is expected to be completed in the third quarter 2015. Various technical studies to examine the economic viability of the Boto Gold project are in progress and will continue into 2016.

Pitangui – Brazil
On July 7, 2015, we reported an update from the infill drilling program at our Pitangui project in Brazil. Highlights from the drilling results include 11.9 metres grading 6.84 g/t Au, including 3.5 metres grading 17.02 g/t Au; 7.6 metres grading 9.78 g/t Au, including 4.4 metres grading 16.56 g/t Au; and 7.4 metres grading 8.12 g/t Au. Results continue to confirm the continuity of targeted zones and the intersection of thicker intervals of higher-grade mineralization. Infill drilling within the core area of the São Sebastião deposit has been completed. Once assay results are received and validated, they will be incorporated into an updated resource model.

Siribaya – Mali (Joint Venture with Merrex Gold Inc.)
On June 11, 2015, Merrex Gold announced initial assay results from the 2015 drilling program at the Diakha prospect. Highlights include 40 metres grading 2.52 g/t Au; including 9 metres grading 8.83 g/t Au, and 38 metres grading 2.52 g/t Au, including 10 metres grading 5.70 g/t Au (see Merrex news release dated June 11, 2015). The results continue to confirm the presence of multiple zones of gold mineralization over a wide area. Depending on the results, the objective of the 2015 infill and expansion delineation program is to enable completion of an initial 43-101 compliant resource estimate by the end of 2015.

Eastern Borosi – Nicaragua (Option Agreement with Calibre Mining Corporation)
On May 6, 2015, Calibre Mining reported that drilling on the Blag vein system has extended high-grade gold and silver mineralization a further 100 metres to the south of previous drilling. Highlights include 2.1 metres grading 5.18 g/t Au and 1,026 g/t Ag and 2.6 metres grading 9.01 g./t Au and 949.1 g/t Ag. On June 11, 2015, drilling updates were provided for both the Guapinol and Vancouver vein systems, with highlights including 1.4 metres grading 98.72 g/t Au and 49.1 g/t Ag on the Guapinol vein and 7.1 metres grading 6.26 g/t Au and 41.4 g/t Ag on the Vancouver vein (see Calibre news releases dated May 6 and June 11, 2015). The 2015 exploration drilling program is completed and results will be assessed to guide future programs.

Monster Lake – Canada (Option Agreement with TomaGold Corporation)
On June 25, 2015, we reported an update on the Monster Lake project in Quebec. Highlights from the 2015 winter drilling program included 1.5 metres grading 18.8 g/t Au and 10.7 metres grading 3.64 g/t Au. During the second quarter geological mapping, prospecting and ground geophysical surveys were initiated to assess and prioritize targets for future drilling as results merit.

End Notes (*excluding tables*)

[1] This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[2] Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[3] The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.
[4] The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, August 6, 2015 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s second quarter 2015 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "Second Quarter 2015 Overview", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.